July 15, 2024

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention:	Valeria Franks
Rufus Decker
Alyssa Wall
Dietrich King

Re:	Amazon Holdco Inc.
Amendment No.1 to the Draft Registration Statement on Form 10
Submitted May 10, 2024
CIK No. 0002011286

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 4, 2024, concerning Amendment No. 1 to the Draft Registration Statement on Form 10 (the “First Amended Draft Registration Statement”) of Amazon Holdco Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the First Amended Draft Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement attached as Exhibit 99.1 to the First Amended Draft Registration Statement submitted on May 10, 2024, and page references in the responses refer to page numbers in the Information Statement (the “Information Statement”) attached as Exhibit 99.1 to the Registration Statement on Form 10 submitted on the date hereof (the “Registration Statement”).

Amendment No. 1 to Draft Registration Statement on Form 10

Unaudited Pro Forma Condensed Combined Financial Information, page 92

1.

Please revise the pro forma balance sheet to reflect the new capital structure of the registrant (i.e., common stock, additional paid-in capital and retained earnings) and disclose the number of shares authorized, issued and outstanding on a pro forma basis. Also, revise the pro forma statements of operations to present earnings per share information.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 95, 96, 97 and 98 of the Registration Statement in response to the Staff’s comment in connection with incorporating pro forma financial information in the Registration Statement.

Description of the SpinCo Business, Our Market Opportunities, page 102

2.

We note your response to prior comment 3. In order to provide additional context to investors, please revise this section to more clearly indicate the revenue you derive from each of the listed core capability markets. For example, where you discuss the budget requests of government entities with which you have worked in the past, please provide disclosure regarding the value of your prior or current agreements with such entity. Our concern is that, without the requested additional context, the budget request amounts could be misunderstood by some investors to suggest that such amounts are what you anticipate receiving as revenue.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 115 and 116 of the Registration Statement in response to the Staff’s comment.

The budget and appropriation information of our government customers included in the information statement represent the maximum addressable spending for our services and provide context for the size and potential growth of our operations. While we intend to increase our penetration of these government customers over time, we cannot predict the ultimate penetration we will be able to achieve with these customers. Accordingly, we have included in the Registration Statement the percentage of revenue each end market comprises of our total revenues for fiscal year 2023.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the SpinCo Business, Non-GAAP Measures, page 139

3.

Please disclose in greater detail here and on page 153 the reasons why you believe each specific non-GAAP measure presented provides useful information to investors. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 152 and 166 of the Registration Statement in response to the Staff’s comment.

4.

You disclose here and on page 153 that adjusted net revenues are defined as GAAP revenues less non-labor direct billable expenses. You then reconcile from GAAP revenues to adjusted net revenues by deducting pass-through revenues, which is inconsistent with your earlier definition. Please advise or revise. Also, tell us and disclose (a) the average profit margin on non-labor direct billable expenses in each period presented and (b) how any profit margin on non-labor direct billable expenses is treated in arriving at adjusted net revenues, adjusted EBITDA and adjusted EBITDA margin. In doing so, also explain your rationale for this treatment.

Company Response: The Company respectfully acknowledges the Staff’s comment. After further consideration, the Company has decided to no longer present “Adjusted Net Revenues,” and has removed the measure from the Registration Statement.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Patrick S. Brown at (310) 712-6603 or Alan J. Fishman at (212) 558-4113.

Sincerely,

/s/ Kevin C. Berryman
Kevin C. Berryman
Chief Financial Officer
Amazon Holdco Inc.

cc:	Justin C. Johnson, Jacobs Solutions Inc.

Priya Howell, Jacobs Solutions Inc.

Patrick S. Brown, Sullivan & Cromwell LLP

Alan J. Fishman, Sullivan & Cromwell LLP

Karessa L. Cain, Wachtell, Lipton, Rosen & Katz